Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company
Till Capital Ltd. (the “Company” or “Till”) 25 Church Street Hamilton HM12 Bermuda

Item 2	Date of Material Change
August 20, 2015
Item 3	News Release
The news release was disseminated on August 20, 2015 through Nasdaq GlobeNewswire.
Item 4	Summary of Material Change
The Company announced that its board (the “Board”) has appointed Alan S. Danson as Director to replace William Harris, who resigned from the Board effective August 17, 2015. Mr. Danson will stand for election to the Board at the Company’s Annual General Meeting to be held October 15, 2015.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change
The Company announced that its Board has appointed Alan S. Danson as Director to replace William Harris, who resigned from the Board effective August 17, 2015. Mr. Danson will stand for election to the Board at the Company’s Annual General Meeting to be held October 15, 2015.

Mr. Danson is currently a private investor and volunteer board member of several non-profit organizations. During his career, he worked as an attorney in a Wall Street law firm, an investment banker on Wall Street, an investment manager and investment banker in Mexico City, a partner in a venture capital firm in Denver and an entrepreneurial manager in Colorado. He has served on boards of directors of private companies, public companies and a regulated entity.

Mr. Danson served, for 19 years, as an independent director of Dreyfus Founders Funds, a Denver-based family of actively managed equity mutual funds, becoming chairman of the board in 2008. The fund family was acquired by Bank of New York Mellon and later was rolled into its Dreyfus family of funds.

Between September 1995 and December 1999, Mr. Danson was an investor in and served as a board member of OptiMark Technologies, Inc., a developer of electronic markets. He held the title of Senior Vice President and was instrumental in crafting several offering circulars and raising the company’s initial rounds of investment capital.

From 1986 to 1995, Mr. Danson served as a board member and, through 1989, as President, of Integrated Medical Systems, Inc., a start-up provider of health care information and marketing services. The company was sold to Eli Lilly & Co. in December 1995.

Between 1983 and 1986, Mr. Danson was a general partner of The Centennial Funds, the largest venture capital management company in the Rocky Mountain region. He was active on both the fundraising and investment sides of the business.

From 1972 to 1982, Mr. Danson lived and worked in Mexico, where he was a founding partner of a start-up brokerage and investment firm, Acciones y Valores de Mexico (“Accival”). He helped the firm capture and manage pension funds from Mexican subsidiaries of US companies, and he helped a variety of Mexican companies with their public offerings in Mexico. Accival was ultimately acquired by CitiGroup.

Between 1966 and 1972, Mr. Danson worked as an investment banker on Wall Street, first for Bear, Stearns & Co. and subsequently for Wertheim & Co. He began his career as an attorney with the Wall street law firm Winthrop Stimson Putnam & Roberts. Mr. Danson currently beneficially owns or directs 224,090 shares (about 6.5%) of the Company’s outstanding stock.

The Company also clarifies the terms of its agreement with Coeur Communications, previously announced on August 19, 2015, pursuant to which Coeur Communications will provide strategic marketing and investor relations services to the Company. Under this agreement, Till Capital will pay an estimated monthly fee not to exceed US$3,000.00 plus materials and expenses for a six month period.

5.2 Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
Not applicable.
Item 8	Executive Officer
For further information, contact:
William M. Sheriff, Chairman Telephone: (208) 635-5415
Item 9	Date of Report
Dated August 31, 2015.